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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04015992

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004 WASH., D.C. 158 PROCESSING SECTION

SEC FILE NUMBER
8- 52532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. Giordano Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 Summer Street
(No. and Street)

Stamford,	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street	Ridgefield,	CT	06877
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Giordano Securities, LLC, as of February 27, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public
My Commission Expires March 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. GIORDANO SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2003

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
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Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Members
J. Giordano Securities, LLC

We have audited the accompanying statement of financial condition of J. Giordano Securities, LLC (a Delaware limited liability company) as of December 31, 2003, and the related statements of income, changes in members' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Giordano Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages x and xi is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 20, 2004

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 e-mail info@reynoldsrowella.com website: www.reynoldsrowella.com

EXHIBIT A

J. GIORDANO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

	2003
ASSETS	
Receivable from broker-dealer	$ 932,412
Marketable securities, at market value	620,853
Property and equipment, net	202,481
Other assets	32,013
TOTAL ASSETS	$ 1,787,759
LIABILITIES AND MEMBERS' CAPITAL	
Bank overdraft	$ 5,405
Management fees payable	125,000
Accrued expenses	482,929
Securities sold, not yet purchased, at market value	130,205
Other liabilities	4,000
TOTAL LIABILITIES	747,539
MEMBERS' CAPITAL	1,040,220
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,787,759

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

J. GIORDANO SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
REVENUES	
Commissions	$ 3,257,232
Gains on firm securities trading accounts	4,007,139
Interest and dividends	59,631
Other income	35,300
TOTAL REVENUES	7,359,302
OPERATING EXPENSES:	
Employee compensation and benefits	2,968,423
Floor brokerage, exchange, and clearance fees	950,835
Office expense	127,309
Professional fees	343,485
Research expense	445,832
Management fees	1,461,670
Marketing expense	147,674
Interest expense	66,171
Other expense	378
Rent and utilities	276,272
Depreciation expense	104,771
Maintenance and repair	496
Travel and entertainment	188,666
TOTAL OPERATING EXPENSES	7,081,982
NET INCOME	$ 277,320

The accompanying notes are an integral part of these financial statements.

J. GIORDANO SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
BEGINNING CAPITAL	$ 762,900
Net income	277,320
ENDING CAPITAL	$1,040,220

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

J. GIORDANO SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 277,320
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation	104,771
Decrease (Increase) in assets:	
Receivable from broker dealer	(159,441)
Marketable securities	(495,060)
Other assets	23,567
(Decrease) Increase in liabilities:	
Management fees payable	125,000
Accrued expenses	148,048
Securities sold short, market value	38,799
Other liabilities	(2,000)
Total adjustments	(216,316)
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	61,004
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(54,589)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(54,589)
NET INCREASE IN CASH	6,415
CASH AT BEGINNING OF PERIOD	(11,820)
CASH AT END OF PERIOD	$ (5,405)
SUPPLEMENTAL DISCLOSURES:	
Interest paid	$ 66,171

The accompanying notes are an integral part of these financial statements.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

J. Giordano Securities, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited liability company formed in the State of Delaware. Its two members are Giordano & Company, Inc. (whose sole stockholder is James Giordano) and Sportiff, LLC, a single-member LLC, owned by David Stichter.

The clearing and depository operations for the Company's customer and proprietary transactions are performed by its clearing broker pursuant to the clearance agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 3 to 7 years.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the members. Therefore, the Company does not record a provision for income taxes as the members report the Company's income or loss on their income tax returns.

Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade date basis.

Marketable securities are valued at market value as determined by reference to the closing prices in relevant markets.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 568,126	$ 130,205
Corporate bonds	52,562	-0-
Options and warrants	165	-0-
	$ 620,853	$ 130,205

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2003:

Furniture and fixtures	$ 109,484
Computers and other equipment	265,633
Artwork	45,000
Leasehold improvements	92,616
	512,733
Accumulated depreciation	(310,252)
Property and equipment, net	$ 202,481

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is committed on two non-cancelable operating leases for office space through February, 2006. The minimum annual lease payments are:

Year Ended	
2004	$136,350
2005	103,400
2006	5,484

NOTE 5 – COMMITMENTS AND CONTINGENCIES (continued)

Rent expense charged to operations for the year ended December 31, 2003 was approximately $178,000.

One of the leases described above is committed to D.G. Holdings, LLC, a related party. Rent expense paid to the entity was approximately $69,000 for the year ended December 31, 2003.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, in the initial year of operation.

At December 31, 2003, the Company had net capital of $697,175, which exceeded the minimum requirement of $100,000 by $597,175.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is managed by and pays management fees to related parties. During the year ended December 31, 2003, the Company incurred $1,461,670 in such management fees. As described in Note 5, above, the Company rents office space from D.G. Holdings, LLC ("DG"). DG is a LLC that is 50% owned by Giordano & Company, Inc.

NOTE 8 – OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing broker is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 8 – OFF-BALANCE SHEET RISK (continued)

activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. A significant portion of the Company's assets are held by the clearing broker.

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of repurchasing these securities may well exceed the liability reflected in the financial statements. These risks are mitigated to the extent that the Company owns warrants, rights, options or convertible securities that are convertible or exchangeable into the securities that have been sold short.

NOTE 9 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

J. GIORDANO SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

	2003
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 1,040,220
Deductions and/or charges for non-allowable assets:	
Furniture, equipment and leasehold improvements	157,481
Other assets	77,013
Securities not marketable	13,811
	248,305
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	791,915
Haircuts on securities:	
Debt securities	7,884
Options	83
Other securities	82,219
Undue concentration	2,881
Foreign currency	1,673
	94,740
Net capital	697,175
Minimum net capital required	100,000
Excess net capital	$ 597,175

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2003.

SCHEDULE 2

J. GIORDANO SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2003

	2003
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 617,334
Total aggregate indebtedness	$ 617,334
Excess net capital at 1,000 percent	$ 635,441
Ratio: Aggregate indebtedness to net capital	0.89 to 1

J. GIORDANO SECURITIES, LLC

ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL
FOR THE PERIOD ENDED DECEMBER 31, 2003

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
J. Giordano Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of J. Giordano Securities, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 20, 2004